WOODSIDE

05012280

25 October 2005

SUPPL

RECEIVED NOV 0 3 2005 SEC MAIL PROCESSING WASH. D.C. 185 SECTION

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

PROCESSED NOV 07 2005 THOMSON FINANCIAL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Drilling Report – Mauritania Offshore Drilling Update, lodged with the Australian Stock Exchanged on 18 October 2005;
- Third Quarter Report for Period Ended 30 September 2005, lodged with the Australian Stock Exchanged on 19 October 2005;
- Woodside CEO speech to Asia-Pacific Economic Cooperation Forum, lodged with the Australian Stock Exchanged on 24 October 2005;
- Address by Woodside Petroleum Ltd. Chief Executive Officer Don Voelte to Asia-Pacific Economic Cooperation Forum in Sydney, Australia on Friday 21 October 2005 titled "Market Forces in the APEC Energy Trade", lodged with the Australian Stock Exchanged on 25 October 2005;
- Drilling Report – Mauritania Offshore Drilling Update, lodged with the Australian Stock Exchanged on 25 October 2005.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

82-2280

ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 18 OCTOBER 2005
10:00AM (WST)

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

Mauritania Offshore Drilling Update

Woodside Mauritania Pty. Ltd., a wholly-owned subsidiary of Woodside Petroleum Ltd., reports the following activity offshore Mauritania since the last report issued on 11 October 2005.

PSC Area B: Tevét-2 ST1 Combined Appraisal and Exploration Well

The Tevét-2 sidetrack (ST1) was drilled to a depth of 3,667 metres by the *'Stena Tay'* drill rig. At midnight on 17 October 2005, 7 inch liner was being run prior to drilling ahead to the Cretaceous exploration objective. The planned total depth of the well is approximately 3,965 metres.

General

All reported drilling depths are referenced to the rig rotary table and all times are Universal Time (UTC) (Mauritanian time).

The locations of planned exploration wells and the Chinguetti Oil Field are shown on the attached map.

Participating Interests in the Chinguetti Joint Venture and relevant PSC areas are:

Company	Chinguetti Joint Venture	PSC-A	PSC-B	PSC-C, Block 6
Woodside group companies (Operator)	47.38448%	53.846%	53.846%	37.578%
Hardman group companies	19.00800%	24.3%	21.6%	22.422%
Groupe Project Chinguetti	12.00000%	--	--	--
BG group companies	10.23440%	13.084%	11.63%	--
Premier group companies	8.12328%	--	9.231%	--
ROC Oil group companies	3.24984%	4.155%	3.693%	5.0%
Fusion group companies	--	4. 615%	--	--
Petronas Carigali Overseas Sdn Bhd	--	--	--	35.0%



18°W
17°W
15°W
Location Map
MAURITANIA PSC BLOCK 7
Pelican-1
Thon-1
MAURITANIA PSC AREA C6
19°N
MAURITANIA PSC AREA B
Poune-1
Nouakchott
Tevét-2 ST1
Espadon-1A
Tiof
Merou-1
18°N
Chinguetti
Joint Venture
Courbine-1
Banda
1&2
Tevet
Chinguetti
Field
Capitaine-1A
Labeidna
Chinguetti
Exploitation
Perimeter
Sotto-1 ST1
Mauritania
Colin
MAURITANIA PSC AREA A
17°N
Dorade-1
MAURITANIA PSC AREA C2
N
W
E
S
0
50
kilometres
Scale
WGS 84, UTM Zone 28 CM 15° W

LOCATION OF WOODSIDE-INTEREST WELLS, DISCOVERIES AND PLANNED EXPLORATION WELLS

WOODSIDE

82-2280

ASX ANNOUNCEMENT
(ASX: WPL)

WEDNESDAY, 19 OCTOBER 2005
9:30AM (WST)

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

THIRD QUARTER REPORT
FOR PERIOD ENDED 30 SEPTEMBER 2005

Key Points

Production Volume

- September quarter production volume of 14.9MMboe was 3.2% higher than the previous corresponding period in 2004.
- Production increase was largely due to higher contributions from the NWS Venture and Laminaria plus new production from Mutineer-Exeter.
- Compared to Q2 2005, the September quarter production was 5.5% lower due to reduced contributions from the NWSV (LNG Train 4 unplanned shutdown, lower domestic gas demand) and decreased oil production due to natural decline at Legendre and the continued shut-in of two Wanaea wells. This was partially offset by the benefits of new production from Gryphon and a full quarter of Mutineer-Exeter production.
- Gulf of Mexico production from the Gryphon Exploration assets (acquired 31 August 2005) has been included in the quarterly report for the first time.

Sales Volume

- Sales volume of 14.8MMboe was 3.2% higher than Q3 2004 and 5.8% lower than Q2 2005.

Revenue

- Record quarterly sales revenue of A$741.2M was 24% higher than that of the previous corresponding period and 12% higher than Q2 2005.
- The year-to-date revenue of A$1,973.1M was 27.6% higher than the previous corresponding nine months and represents a record first nine-month revenue. These increases are a result of increased production and higher commodity prices.

Activities

- The Chinguetti, Otway and Enfield projects are on track to meet their individual schedules for startup during 2006 and, in aggregate, remain on budget.
- In July 2005, the final investment decision was taken for the Neptune oil and gas field development (USA Gulf of Mexico) which is expected to start production in late 2007.
- The first appraisal well, Pluto-2, was successfully drilled on the 100%-owned Pluto gas field during the quarter and a second appraisal well is planned before year-end. The Western Australian Government has reserved land in the Burrup Industrial Estate for a potential LNG plant supported by Pluto gas.
- Brecknock-2, the first of three appraisal wells in the Woodside-operated Browse Basin titles, was successful with results inline with pre-drill expectations.
- Effective 31 August 2005, Woodside Energy (USA) Inc. acquired Gryphon Exploration Company, with production and exploration leases in the Gulf of Mexico, for US$282.7M.
- Exploration activity in the Gulf of Mexico has increased with eight exploration wells being drilled

PRODUCTION SUMMARY

The company's share of production and sales for the quarter ended 30 September 2005 was:

		Q3 2005	Q2 2005	Q3 2004	9 months 2005	9 months 2004
DOMESTIC GAS	Deliveries (av.TJ/d)	266	303	264	283	283
NWSV LIQUEFIED NATURAL GAS (LNG)	Production (t)	469,387	490,251	393,066	1,420,590	1,052,820
	Sales Delivered (t)	473,917	490,574	367,144	1,428,608	1,003,236
	Cargoes Delivered	52	50	38	151	105
NWSV CONDENSATE	Production (bbls)	2,135,455	2,230,517	2,107,492	6,442,577	6,711,242
	Sales (bbls) [1]	2,120,822	2,248,266	2,162,445	6,474,294	6,811,345
COSSACK OIL	Production (bbls)	1,148,715	1,570,659	1,474,752	4,254,467	4,351,321
	Sales (bbls) [1]	1,149,216	1,623,556	1,447,612	4,296,562	4,358,268
NWSV LIQUEFIED PETROLEUM GAS (LPG)	Production (t)	39,643	33,147	34,661	105,074	97,200
	Sales (t) [1]	44,353	33,899	38,248	112,463	99,609
LAMINARIA OIL[2]	Production (bbls)	1,494,525	1,312,734	1,124,875	3,655,104	4,226,919
	Sales (bbls) [1]	1,079,644	1,333,119	1,322,124	3,258,966	4,109,462
LEGENDRE OIL	Production (bbls)	393,723	429,652	1,443,452	1,446,571	3,115,898
	Sales (bbls) [1]	606,616	284,816	1,318,546	1,586,502	2,888,794
MUTINEER - EXETER OIL	Production (bbls)	591,393	536,513	-	1,129,047	-
	Sales (bbls)	578,359	478,726	-	1,057,085	-
GULF OF MEXICO GAS	Production (MMBtu) [4]	397,979	-	-	397,979	-
	Sales (MMBtu) [4]	397,979	-	-	397,979	-
GULF OF MEXICO CONDENSATE	Production (bbls) [4]	4,709	-	-	4,709	-
	Sales (bbls) [4]	4,709	-	-	4,709	-
GULF OF MEXICO OIL	Production (bbls) [4]	865	-	-	865	-
	Sales (bbls) [4]	865	-	-	865	-
Sub Total	**Production (boe)#**	**14,343,030**	**15,230,675**	**13,913,632**	**43,162,818**	**41,270,969**
	Sales (boe)#	**14,193,736**	**15,111,126**	**13,760,893**	**43,066,388**	**40,502,549**

Derived Volumes [3]

OHANET CONDENSATE ENTITLEMENT	Production (bbls)	348,229	340,769	331,803	1,019,494	1,060,047
	Sales (bbls)	348,229	340,769	331,803	1,019,494	1,060,047
OHANET (LPG) ENTITLEMENT	Production (t)	28,354	27,747	27,017	83,011	84,333
	Sales (t)	28,354	27,747	27,017	83,011	84,333
Sub Total	**Production (boe) #**	**580,381**	**567,950**	**553,005**	**1,699,155**	**1,750,529**
	Sales (boe) #	**580,381**	**567,950**	**553,005**	**1,699,155**	**1,750,529**

TOTAL	**Production (boe) #**	**14,923,411**	**15,798,625**	**14,466,637**	**44,861,973**	**43,021,498**
	Sales (boe) #	**14,774,117**	**15,679,076**	**14,313,898**	**44,765,543**	**42,253,078**

1 Woodside adopted an entitlement method of recognising sales from 1 January 2005. Prior year comparatives have been restated, in accordance with Australian equivalents to International Financial Reporting Standards, to reflect the sales volumes that would have been disclosed had this policy been in place during the prior year. Under this method, any under or over lift in sales volumes for the period is adjusted to reflect Woodside's proportionate share of total venture sales. Previously, sales were accounted for on a 'physical' basis, with no allowance being made for under or over lifting.

2 2005 production and sales volumes include Woodside's additional interest in the Laminaria-Corallina production licence following Woodside's acquisition of Shell's 16.67% interest in AC/L5, effective 11 March 2005.

3 Derived volumes have been calculated using a 10 year long-term average oil price of US$24/bbl. Prior year comparatives have been restated accordingly.

4 Gulf of Mexico production and sales volumes are net of royalties.

Conversion Factors (see page 3)

Conversion Factors

(boe) = barrel of oil equivalent (TJ)= Terajoules (t) = Tonne (bbl) = Barrel (MMBtu) = Million British Thermal Units

Product	Factor		Conversion Factors*
Domestic Gas	1TJ	=	163.6 boe
Liquefied Natural Gas (LNG)	1 tonne	=	8.9055 boe
Condensate	1 bbl	=	1.000 boe
Oil	1 bbl	=	1.000 boe
Liquefied Petroleum Gas (LPG)	1 tonne	=	8.1876 boe
Gulf of Mexico Gas	1 MMBtu	=	0.1724 boe

* *minor changes to some conversion factors can occur over time due to gradual changes in the process stream.*

PRODUCTION ACTIVITIES

AUSTRALIA

- **North West Shelf Venture:**

Domestic Gas: Production of 560 TJ per day (Woodside share: 266 TJ per day) decreased from the 606 TJ per day in the previous quarter due to lower customer demand. Woodside share of volumes also reduced slightly due to changes in joint venture entitlements taking effect from 1 July 2005 as planned.

LNG: Production of 30,612 tonnes per day (Woodside share: 5,102 tonnes per day) was lower than the previous quarter due to a 35-day shutdown of LNG Train 4 which commenced on 28 August 2005. The reduction was mitigated by higher availability prior to the shutdown and increased production with cooler seasonal conditions. Volume was higher in comparison to the previous corresponding period due to the startup of LNG Train 4 in September 2004.

Condensate: Production of 99,362 bbl per day (Woodside share: 23,211 bbl per day) was lower than the previous quarter due to lower associated LNG production caused by the Train 4 shutdown which was offset by high system availability prior to the shutdown and strong reservoir performance. Condensate volume was above the previous corresponding period due to production system optimisation following startup of LNG Train 4 in Q3 2004.

Cossack Pioneer Oil: Production of 74,916 bbl per day (Woodside share: 12,486 bbl per day) was lower than the previous quarter due to Wanaea-1 and Wanaea-7 wells remaining shut-in for the period and the associated deferred production of about 40,000 bbl per day (Woodside share: 6,667 bbl per day). Work is underway to replace the subsea equipment and production is planned to resume by December 2005.

Development drilling of the Wanaea South well is scheduled for Q4 2005 with production due in Q1 2006. Work is also underway with installation of the subsea gas lift system to the Wanaea, Lambert and Hermes fields with additional production expected from Hermes in December 2005.

The *'Cossack Pioneer'* was taken off station for an 11-day annual shutdown during October 2005.

LPG: Production was above the previous quarter at 2,585 tonnes per day (Woodside share: 431 tonnes per day) due to optimisation of the production system following a change in gas quality specifications for domestic gas in July.

- **Laminaria and Corallina Oil:**

Combined production was significantly higher than the previous quarter at 25,013 bbl per day (Woodside share: 16,245 bbl per day) as a result of a full quarter of production from the Laminaria field after repairs to the Laminaria-5 well in May 2005. Reservoir performance also exceeded expectation with the Laminaria and Corallina fields' decline being less than forecast and facility availability greater than forecast. The Laminaria-2 well is expected to be back online in Q2 2006 following a flowline replacement.

Work is also continuing on potential infill opportunities on the Laminaria field in 2006 following the appraisal drilling earlier this year.

- **Legendre**

Production of 9,316 bbl per day (Woodside share: 4,280 bbl per day) was slightly lower than the previous quarter due to natural field decline which was partially offset by higher facility availability in August and September. Several facility de-bottlenecking initiatives were completed to recover condensate from the compression system and to increase water handling capacity.

- **Mutineer-Exeter**

Production of 78,392 bbl per day (Woodside share: 6,428 bbl per day) was higher than the previous quarter with steady operations being maintained following startup. Electric Submersible Pumps (ESPs) have been commissioned in three of the four production wells with one currently in use to optimise reservoir production performance. ESPs are expected to be commissioned in the fourth production well in Q4 2005.

AFRICA

- **Ohanet**

  The Ohanet Joint Venture received its full revenue entitlement of US$13.9 million for the period which equates to 348,229 barrels of condensate and 28,354 tonnes of LPG. These derived volumes were calculated using a 10 year long-term average oil price of US$24/bbl.

UNITED STATES

- **Gulf of Mexico – Gryphon**

  Woodside Energy (USA) Inc. acquired Gryphon Exploration Company on 31 August 2005. Woodside's share of production from the Gryphon assets for September was 397,979 MMBtu of gas (372,200 Mcf) and 5,574 bbls of liquids. These volumes are equivalent to 74,186 boe.

  Shut-ins caused by Hurricanes Katrina and Rita, and related damage to third-party downstream facilities, have affected production. Production from the Gryphon assets was reduced to about 10% of available capacity immediately after the hurricanes and is expected to return to the pre-hurricane rate of about 30 million cubic feet of gas equivalent per day before year-end 2005.

  Production is expected to increase above this level by year-end as three new facilities come online.

DEVELOPMENT ACTIVITIES

AUSTRALIA

- **North West Shelf Venture**

  LNG Phase V Expansion Project: Following the final investment decision in June 2005, about 40% of the project's approved budget has been committed. Several Phase V contracts were awarded in the quarter for the supply of pre-assembled units, dredging, civil greenfield work and the supply of heavy lift cranes. Module pre-assembly is scheduled to start in Indonesia in Q4 2005 along with civil and dredging works in Karratha. Ongoing activities include engineering and procurement and site preparation.

  Perseus over Goodwyn Project: Engineering, procurement and contracting are progressing well and the project is on schedule for a 1H 2007 startup.

  Goodwyn Low Pressure Train Project: Work is progressing towards an expected startup in 2H 2006. Offshore construction is well advanced and pre-commissioning and commissioning activities are progressing.

  Angel: The project field development plan has been approved and the Venture's final investment decision is expected in December 2005. Tender invitations for topsides and jacket fabrication will be issued in October 2005 and award of the topsides installation contract is also planned for November 2005.

- **Otway Gas Project**

  The project remains on schedule for a mid-2006 startup. The Thylacine jacket sailed from Malaysia on 27 September 2005 and is making good headway. Work on the deck remains steady with hydro testing and cable installation continuing. Pre-commissioning has also started.

  The pipelay vessel is making good progress in its transit from Europe and the '*Maersk Guardian*' jack-up drill rig continues its journey from Cyprus to Western Port in Victoria.

- **Enfield Oil Project**

  The project remains within budget and on schedule for a Q4 2006 startup.

  Handover of the '*Nganhurra*' FPSO hull is expected on 31 October 2005 at Samsung Heavy Industries' Korean shipyard. Installation of topside facilities continues and the rigid arm was installed on the FPSO in early October 2005.

  Completion of the first four production wells is underway with three open-water trees installed.

- **Pluto**

  A project team has been established to develop a stand-alone LNG plant on the Burrup Peninsula.

  Major Project Facilitation Status was granted by the Australian Government and preliminary land reservation for an onshore gas processing site and stand-alone supply base was granted by the Western Australian Government. The project is on track to complete all of its onshore environment and heritage surveys before the end of the year to contribute to the site screening and selection process.

  A second Pluto appraisal well is planned to be drilled before the end of 2005.

AFRICA

- **Mauritania – Areas A and B**

  Chinguetti Project

  The Chinguetti project remains on schedule for first oil in February 2006. The *'Berge Helene'* FPSO left the quayside for anchorage off Singapore on 28 September 2005 before its departure for Mauritania in early October 2005.

  The *'Western Navigator'* completed the current drilling and completions campaign, demobilised and left Mauritania on 29 September 2005.

UNITED STATES – Gulf of Mexico

- **Atwater Valley 618 - 'Neptune Project'** (Woodside Energy (USA) Inc. 20% working interest; 17.5 % net revenue interest)

  First steel was cut for the Neptune tension leg platform ahead of schedule and equipment ordering is well underway. Minor hurricane damage to the drilling rig is expected to delay the development drilling however it is not anticipated this will delay first production, which is forecast to start in late 2007.

- **Brazos A039 - 'Midway Project'** (Woodside Energy (USA) Inc. 50% working interest; 39.1667% net revenue interest)

  The Midway development is nearing completion with the laying of the pipeline and deck installation yet to occur. No damage was sustained during the hurricanes however there have been delays due to equipment shortages. First production is still expected during Q4 2005.

- **Vermillion 16 - 'King Kong'** (Woodside Energy (USA) Inc. (Gryphon) 20% working interest; 16.7% net revenue interest)

  Wireline logging in the King Kong-2 development well indicates 21 to 30 metres of possible hydrocarbons. The King Kong-2 well is 416 metres south of the King Kong-1 discovery well.

  Woodside Energy (USA) Inc. gained equity in King Kong through its acquisition of Gryphon Exploration Company. Before the acquisition, King Kong-1 was successfully production tested with a gross flow rate of approximately 20.6 million cubic feet of gas per day and 3,600 bbl oil per day on a 28/64" choke from approximately 10.4 metres of net perforations. Additional drilling is ongoing and it is expected that the King Kong development will be brought into production in Q4 2005.

- **Mustang Island 804 - 'Mustang Island'** (Woodside Energy (USA) Inc. (Gryphon) 75%; working interest, 62.25% net revenue interest)

  The platform to support the Mustang Island 804 gas discovery has been refurbished and is ready for load out. Pipeline installation has been delayed due to the recent hurricanes. Nonetheless, first production is expected during Q1 2006. The discovery well flowed gas and will be completed after the platform has been set with expected flow rates of 25 million cubic feet of gas per day net to Gryphon.

- **Galveston 298** *(Woodside Energy (USA) Inc. (Gryphon) 100%; working interest, 82.3% net revenue interest)*

  The platform to support the Galveston 298 gas discovery is being constructed with installation expected in Q4 2005. First production is expected in Q1 2006. The discovery well flowed at more than 5 million cubic feet of gas per day on a 20/64" choke from 12 metres of net perforations.

EXPLORATION ACTIVITIES

Exploration or appraisal wells drilled during Q3 2005 were:

Well Name	Basin/ Area	Target	Woodside's Interest (%)	Spud Date	Total Well Depth^ (metres)	Remarks
AUSTRALIA						
Brecknock-2	Browse, WA-32-R	Gas	50.00	13 July	3,872	Successful appraisal well
Pluto-2	Carnarvon, WA-350-P	Gas	100.00	21 July	3,405	Successful appraisal well
AFRICA						
Sotto-1	Mauritania, PSC Area A	Oil	53.85	6 August	3,279	Dry hole
Espadon-1A	Mauritania, PSC Area B	Oil	53.85	4 September	3,042	Dry hole
Tevét-2	Mauritania, PSC Area B	Oil	53.85	16 September	3,965#	Appraisal / exploration well, drilling at end of quarter
UNITED STATES						
Egmont-1*	GoM, MC413	Gas	30.00	1 August	4,270#	Exploration, drilling suspended
Cabernet-1ˇ	GoM, BA366	Gas	33.33	13 July	5,180#	Exploration, drilling at end of quarter
BS-41 B-6ˇ	GoM, BS41	Gas	30.30	3 August	4,480#	Exploration, drilling at end of quarter
Seven Sisters-A2ˇ	GoM, WC489	Gas	37.50	13 September	4,730#	Exploration, drilling at end of quarter
Undefeated-1ˇ	GoM, GA345	Gas	50.00	15 September	4,540#	Exploration, drilling at end of quarter

\# Proposed total depth
* Not operated by Woodside
^ Reported depths referenced to the rig rotary table
ˇ Gryphon Exploration Company

AUSTRALIA

Brecknock-2

The **Brecknock-2** appraisal well reached a total depth of 3,872 metres and intersected a gross gas-bearing interval of 151 metres in the Plover Formation. The main reservoir interval was production tested and flowed at a maximum rate of 44 MMscf/day through a 1" choke from a 14 metre perforation interval. A second interval was perforated over 10 metres and flowed at a maximum rate of 21 MMscf/day on a 40/64" choke. The results were in line with the pre-drill expectations and the well was plugged and abandoned as planned. Initial gas analysis results indicate that Brecknock gas CO_2 content is better than expected at less than 8%.

Brecknock-2 is in WA-32-R about 3.5 kilometres west-southwest of Brecknock-1 in 570 metres of water.

Pluto-2

The **Pluto-2** appraisal well in WA-350-P is about 8.5 kilometres south of the Pluto-1 gas discovery. The original well reached a total depth of 3,335 metres before being plugged back for sidetrack and coring. The well intersected a gross gas column of 63 metres and initial gas analysis results indicate the CO_2 content is approximately 2%. The sidetrack well reached a final total depth of 3,405 metres and was then plugged and abandoned as planned.

MAURITANIA

Sotto-1

The **Sotto-1 ST1** exploration well in Mauritania PSC Area A is about 40 kilometres south of the Chinguetti Oil Field. The well reached a total depth of 3,279 metres and was plugged and abandoned without encountering significant hydrocarbons.

Espadon-1/1A

The **Espadon-1** exploration well in Mauritania PSC Area B about 15 kilometres west of the Tiof Oil Discovery, was drilled to a depth of 2,523 metres. Operational difficulties resulted in the well being respudded. The **Espadon-1A** exploration well reached a total depth of 3,042 metres. The well was plugged and abandoned without encountering significant hydrocarbons.

Tevét-2

The **Tevét-2** well is currently drilling. It is located in the Mauritania PSC Area B is about 2.5 kilometres south of the Tevét-1 oil discovery well. Tevét-2 is a combined appraisal and exploration well to appraise the Tevét discovery and target a deeper exploration prospect beneath the Tevet Miocene reservoir. To date the Miocene reservoir has been penetrated and while the well intersected a gross gas interval of approximately 1.5 metres above a gross oil interval of approximately 37 metres, the amount of reservoir sand was less than expected. The planned total depth of the well is approximately 3,965 metres.

UNITED STATES

Mississippi Canyon - 413

The **Egmont-1** well in the Gulf of Mexico Mississippi Canyon Block 413 is operated by Spinnaker Exploration Company. The well is currently suspended at a depth of 1,533 metres. The *'Arctic I'* drill rig was damaged during Hurricane Katrina and as a result drilling will be delayed for two to three months.

Brazos - 366

The **Cabernet-1** well is in the Gulf of Mexico, Brazos Block 366. At the completion of the quarter the well had reached a depth of 3,584 metres following which the $9^5/_8$" casing was set and cemented. The proposed total depth of the well is about 5,180 metres.

Breton Sound - 41

The **BS-41 B-6** well is in the Gulf of Mexico, Breton Sound Block 41. By the end of the quarter the well had reached a depth of 3,547 metres at which point the $9^5/_8$" casing was set and cemented. The proposed total depth of the well is about 4,480 metres.

West Cameron - 489

The **Seven Sisters-A2** well is in the Gulf of Mexico, West Cameron Block 489. The well was operational at the end of the quarter having run and cemented an intermediate casing string at a depth of 1,920 metres. The proposed total depth of the well is about 4,730 metres.

Galveston - 345

The **Undefeated-1** well is in the Gulf of Mexico, Galveston Block 345. During the quarter the well had reached 892 metres and was preparing to resume drilling post Hurricane Rita. The proposed total depth of the well is about 4,540 metres.

Seismic surveys conducted during Q3 2005 were:

Location	Survey name	Type	3D (sq km full fold) 2D (line km full fold)
AFRICA			
Libya	NC210	2D	3,310 – in progress
Libya	NC205	3D	1,355 – completed
Libya	NC206	2D / 3D	1,000 km / 680 sq km – in progress
AUSTRALIA			
Exmouth	HCA04A*	3D	714 (WA-255-P only) – completed
Timor Sea	Ikan	3D	1,283 – in progress

*Not operated by Woodside.

Planned Q4 2005 exploration or appraisal wells:

Well Name	Basin / Area	Target	Woodside's Interest (%)	Water Depth (metres)	Proposed Total Depth^ (metres)	Remarks
AUSTRALIA						
Calliance-1	Browse, WA-28-R	Gas	25.00	574	4,000	Exploratory appraisal, ~ 12km north west of Brecknock South -1.
Thylacine South-1∩	Otway, T/30P	Gas	51.55	100	3,400	Exploration well, ~ 1.5km south of the Thylacine gas field.
Pluto-3	Carnarvon, WA-350-P	Gas	100.00	590	3,450	Appraisal
AFRICA						
Labeidna-1	Mauritania, PSC B	Oil	53.85	1,265	3,100	Exploration, ~15km south west of Chinguetti.
1 x PSC B	Mauritania, PSC B	Oil	53.85	TBA	TBA	Exploration, new play test.
1 x PSC C6	Mauritania, PSC C6	Oil	37.58	TBA	TBA	Exploration, new play test.
NORTH AMERICA						
Avenal-1ˇ	GoM / MC803/804	Oil & Gas	20.00	12	2,134	Exploration
Wesson-1	GoM / MU771L	Gas	40.00	21	5,730	Exploration
WC 90 #1◈	GoM/ WC90	Gas	41.00	12	2,987	Exploration

^ Reported depths referenced to the rig rotary table
* Not operated by Woodside
∩ Deviated well, surface location in production licence T/L 2
ˇ Gryphon Exploration Company
◈ Interest gain post 30 September 2005

PERMITS AND LICENCES

Permits acquired or disposed of and licences awarded or relinquished during the quarter (some transactions may be subject to government and regulatory approval):

Region	Permit or Licence Area	Change in Interest (%) Increase or (Decrease)	Woodside's Current Interest %	Remarks
AUSTRALIA				
Otway	VIC/P43	51.55	51.55	Permit renewal
Carnarvon	WA-297-P (R1)	25.17	25.17	Permit renewal
Carnarvon	WA-293-P	(80)	0	Relinquishment
AFRICA				
Mauritania	Block 7	10	15	Equity transfer
Kenya	Block L-11	(40)	0	Withdrawal
NORTH AMERICA				
GoM	G27481 / BAA13; G27482 / BAA14; G27498 / GAA144; G27500 / GAA210	100	100	Lease sale purchase
GoM	G27337 / GC182; G27355 / GC445	50	50	Lease sale purchase
GoM	M105409 / MU771L (N/2 SW/4); M105407 / MU771L (N/2 NW/4); M105408 / MU771L (S/2 NW/4)	40	40	Lease sale purchase
GoM	G26257 / MC413; G27275 / MC457	30	30	Farm in
GoM	G11412 / EB157	20	20	Farm in
GoM	M103221 / MU771L (S/2 SW/4); M103225 / MU775L (N/2 NW/4)	40	40	Farm in
GoM	G27327 / GC96	50	50	Equity transfer
GoM	G24376 / GAA39	(50)	0	Equity transfer
GoM	G23136 / MU761; G24324 / MUA80; G24325 / MUA81; G24326 / MUA82; G24369 / GA379; G24370 / GA380; G24382 / GAA92; G24383 / GAA93; G24375 / GAA38; G24402 / HIA81; G24403 / HIA82	(50)	0	Relinquishment

During the quarter Woodside Energy (USA) Inc., a wholly owned subsidiary of Woodside Petroleum Ltd. acquired Gryphon Exploration Company. The 117 leases acquired in the Gulf of Mexico, 95 of which are operated by the company, are listed below.

Lease / Block details	Change in Interest (%) Increase	Woodside's Current Interest %
G24342 / BA416; G24346 / BAA35; G25514 / BA501; G26149 / BS42; G22570 / EC35; G25572 / EC41; G25934 / EC51; G22573 / EC52; G25938 / EC66; G23858 / EI68; G25536 / GA298; G25537 / GA317; G25538 / GA318; G25539 / GA319; G25541 / GA322; G26479 / GA344; G25543 / GA395; G24374 / GAA3; G25558 / HIA107; G26535 / HIAA180; G25577 / HIA120; G25578 / HIA128; G26557 / HIAA276; G24332 / MI588; G25510 / MI688; M103215 / MI661L; M103216 / MI661L; M102343 / MU772L; SL16902 / SA3; G22692 / SS38; G24917 / SS74; G24918 / SS75; G27233 / VK115; G22503 / WC56; G25873 / WC70; G24709 / WC82; G24715 / WC169; G22527 / WC232; G22531 / WC244; G22535 / WC254; G27010 / WC255; G24760 / WC489; G24770 / WC573; G24771 / WC574; G25891 / WC297; G24734 / WC336	100	100
G26442 / MU804; G24915 / SS36	75	75
G23948 / GI27	68.5	68.5
G25513 / BA399; G24350 / BAA65	66.7	66.7
G24360 / GA313	62.5	62.5
G25511 / MI689	60	60
G24818 / EC357; G22661 / EI111; G25076 / EW908; G25080 / EW952; G25550 / HIA51; G0508 / HIA52; G24406 / HIAA175; G26453 / MI699; M102337 / MI721L; M102893 / MI803S; M102338 / MI806S; M103220 / MI807S; M102342 / MI839S; M101768 / MU750L; G24314 / PNA26; G25976 / VR137; G24702 / WC24; G16107 / WC43; G24761 / WC495; G24768 / WC567; G24769 / WC568; G24764 / WC545; G24765 / WC546; G23760 / WC335	50	50
G24337 / MI663; M102592 / MI663L; M102593 / MI663L; M103217 / MI663L; M103218 / MI663L	47.5	47.5
G22513 / WC116	43.8	43.8
M102165 / MI721L; M102166 / MI721L	42.5	42.5
G22659 / EI78; M102437 / GA246L; M102438 / GA246L; G25605 / HIAA341; G22511 / WC103	40	40
G22658 / EI69; G24430 / HIAA386	37.5	37.5
G25512 / BA366; G25523 / GA191; G25560 / HIA164	33.3	33.3
G10794 / SS301	31.7	31.7
G26136 / WD108	30	30
G21142 / BS41; G22214 / GA345; G22246 / HIA119; G24393 / HIA131; G24704 / WC40; SL16017 / WC49; SL16019 / WC49; SL16186 / WC49	25	25
G26273 / MC803; G26274 / MC804; SL17159 / VR16; SL17728 / VR16; SL17157 / VR17	20	20
G18948 / HIA84; G21349 / HIA85	11.3	11.3
G24711 / WC129	6.3	6.3

Of the 117 leases, the following were relinquished during the quarter, all of which were operated leases.

Lease / Block details	Change in Interest (%) (Decrease)	Woodside's Current Interest %
M102155 / GA245; M102156 / GA250; M102157 / GA250	(75)	0
G24335 / MI619	(50)	0

SALES REVENUE AND EXPENDITURE

Woodside's sales revenue and exploration, evaluation and capital expenditure for the quarter were:

			Q3 2005	Q2 2005	Q3 2004	9 months 2005	9 months 2004
Sales Revenue (A$ millions)							
NWS	Domgas & LNG [1,2]		237.2	223.0	182.1	673.8	499.1
	Condensate [1]		171.1	153.0	131.2	465.7	348.9
	Cossack Oil [1]		95.7	110.1	86.1	304.9	231.4
	Liquefied Petroleum Gas[1]		24.7	16.4	20.6	58.0	42.5
Laminaria Oil [1]			84.4	86.9	79.3	212.0	206.7
Legendre Oil [1]			53.1	23.9	81.6	118.5	158.2
Mutineer Exeter Oil			50.9	30.5	-	81.4	
Ohanet	Condensate		11.1	10.7	11.3	31.9	35.9
	Liquefied Petroleum Gas		7.4	7.1	7.5	21.3	23.3
Gulf of Mexico	Gas[8]		5.1	-	-	5.1	-
	Condensate[8]		0.4	-	-	0.4	-
	Oil[8]		0.1	-	-	0.1	-
		Total	**741.2**	**661.6**	**599.7**[3]	**1,973.1**	**1,546.0**[3]
Exploration and Evaluation Expenditure (A$ millions)							
Exploration							
	Expensed		72.5	32.9	47.0	149.9	149.3
	Capitalised[4,9]		11.1	51.3	17.8	65.8	(3.2)
Evaluation							
	Expensed		0.0	27.8	-	27.8	-
	Capitalised[9]		58.9	17.9	27.8	114.5	76.9
		Total	**142.5**	**129.9**	**92.6**	**358.0**	**223.0**
Capital Expenditure (A$ millions)							
Oil & Gas Properties[5, 6, 9]			329.5	252.2	169.5	921.3[7]	415.4
Other Property, Plant & Equipment[9]			0.6	0.5	1.5	1.2	7.7
		Total	**330.1**	**252.7**	**171.0**	**922.5**	**423.1**

[1] Woodside has adopted an entitlement method of recognising sales, commencing 1 January 2005. Prior year comparatives have been restated, in accordance with Australian equivalents to International Financial Reporting Standards, to reflect the sales that would have been disclosed had this policy been in place during the prior years. Under this method any under or over lift in sales volumes for the period is adjusted to reflect the Company's proportionate share of total venture sales. Previously, sales were accounted for on a 'physical' basis, with no allowance being made for under or over lifting.

[2] Sales revenue excludes unrealised gains on embedded derivatives.

[3] LNG ship charter revenue that was previously disclosed as revenue in 2004 is now directly offset against LNG shipping expense.

[4] Exploration Capitalised represents expenditure on successful and pending wells, plus permit acquisition costs during the period and is net of amortisation of permit acquisition costs and well costs reclassified to expense on finalisation of well results.

[5] Projects which have achieved Final Investment Decision result in amounts of previously capitalised Exploration and Evaluation expenditure (from current and prior years) being transferred to Oil & Gas Properties. The table above does not reflect the impact of such transfers. The impact of the transfers will be reflected in the full-year financial report.

[6] 2004 quarter comparatives have been adjusted to reflect revised capitalised borrowing costs determined in the transition to the Australian equivalent of International Financial Reporting Standards.

[7] 2005 Oil & Gas Properties capital expenditure includes an amount of A$99.0M to recognise the acquisition of additional interests in the Laminaria-Corallina project following Woodside's acquisition of Shell's 16.67% interest in AC/L5, effective 11 March 2005.

[8] Gulf of Mexico revenue has been reported net of royalties.

[9] Exploration & Evaluation Expenditure and Capital Expenditure do not include additions resulting from the initial acquisition of Gryphon Exploration Company. Expenditure subsequent to the acquisition, ie from 1 September 2005, has been reflected in the table above.

82-2280

ASX Announcement
(ASX: WPL)

Monday, 24 October 2005
9:30AM (WST)

WOODSIDE

Media

Rob Millhouse

W: + 61 8 9348 4281

M: + 61 419 588 166

E: rob.millhouse@woodside.com.au

Investors

Mike Lynn

W: + 61 8 9348 4283

M: + 61 439 691 592

E: mike.lynn@woodside.com.au

Woodside CEO Speech to Asia-Pacific Economic Cooperation Forum

Woodside Petroleum Ltd. Managing Director and Chief Executive Officer, Don Voelte gave a speech titled Market Forces in the APEC - Energy Trade at Sheraton on the Park, Sydney on Friday, 21 October 2005. A copy of the speech is available on Woodside's website at www.woodside.com.au.

ADDRESS BY

WOODSIDE PETROLEUM LTD. CHIEF EXECUTIVE OFFICER

DON VOELTE

ASIA-PACIFIC ECONOMIC COOPERATION FORUM

SYDNEY, AUSTRALIA

FRIDAY 21 OCTOBER 2005

MARKET FORCES IN THE APEC ENERGY TRADE

Good evening and thank you for inviting me here to speak to you. I'm going to talk a little about the current Market Forces in the APEC energy trade, but first, let me mention a few things about Woodside Petroleum Ltd.

Woodside is Australia's largest publicly traded oil and gas company and is one of the nation's most successful explorers, developers and producers.

Woodside's status as an operator of choice in the Asia-Pacific region arises from development and operation of the North West Shelf Venture in Western Australia where we have successfully and safely produced and delivered Liquefied Natural Gas since 1989, setting new standards for engineering expertise, safety and environmental management.

The North West Shelf Venture is Australia's largest resource project and has enabled Woodside to earn a reputation for reliable, safe and efficient delivery of LNG to markets in Japan, the United States, Korea and Europe. On the back of this reputation, the North West Shelf Venture will supply LNG to Guangdong, China's first LNG project, beginning next year.

Woodside's capabilities and expertise in LNG development, production and delivery – and Woodside's plentiful reserves – give our company an excellent base for increasing exports of LNG to customers around the globe, meeting growing world demand for clean, efficient and environmentally acceptable energy.

Based on our forecast of increased LNG demand, we are accelerating the development of our 100% owned Pluto gas discovery to deliver LNG prior to the end of 2010. We are simultaneously appraising the discovery, analysing the development concept, permitting the site, ordering long lead-time items, and are finalising LNG sales term sheets. And, on our 50% operated Browse project we are in the midst of our appraisal program with good results so far. We anticipate Browse to be ready for LNG sales in the 2011-2014 timeframe. The Woodside equity in these two projects is approximately five to six times the equity of our NWS stake.

As well as operating the North West Shelf Venture and building Pluto and Browse, Woodside's business has grown to cover four continents with core areas of focus being Australia, the United States, Africa and the Middle East.

In Australia, our company has major exploration and development interests in Western Australia, including the major new oil province based on the offshore Enfield, Vincent and Laverda fields, and significant gas discoveries in waters off Victoria and the Northern Territory.

In the United States, Woodside has interests in several deepwater and shallow water exploration blocks in the Gulf of Mexico, including the Neptune oil and Midway gas discoveries, and recently acquired Gryphon Exploration Company, giving us immediate production from existing and soon to be developed fields as well as significant exploration potential.

In Africa, Woodside is operator of the Chinguetti, Tiof, Tevet and Banda oil and gas discoveries offshore Mauritania. We have exploration interests in Libya, Kenya, Sierra Leone, Liberia and the Canary Islands and are a partner with BHPB in a producing gas and condensate field in Algeria.

By about the end of 2008, the company expects to be producing about double the current production of our liquefied natural gas, oil, condensate and natural gas projects around the world.

Energy demand in the APEC region is increasing rapidly and we see gas playing a significant role in satisfying this demand. We are encouraged by the LNG outlook in Japan, China and Korea, where we already have supply contracts, as well as other countries in the region.

China, for example, recognises the environmental benefits of LNG and we expect that by 2015 it will need about 600% more LNG than the 3.3 million tonnes a year that the North West Shelf Venture will start supplying next year.

Natural gas consumption in the US, the world's biggest energy market, is forecast to grow from 22 trillion cubic feet per year to 30 trillion cubic feet by 2025. We believe 7-10 TCF of imports will be required by 2025 to satisfy America's demand. This equates to more than 140mmta of additional LNG production.

The ability of the USA to supply its energy needs from domestic sources is diminishing rapidly, causing an increase in gas prices that has been as dramatic as the recent increase in oil prices, and increasing the importance of gas imports, particularly LNG. While gas prices may not become as 'elastic' as oil on a global scale, and by that I mean we are unlikely to see a spike in gas prices in Asia due to a brief upset in the US such as the recent hurricanes in the Gulf of Mexico, I believe pricing through the APEC region will become more homogenous in coming years. Further, we do not believe that LNG penetration will be able to saturate the US market during the first 10-12 years of import, so we believe gas pricing will still be set by the cost of the next 'barrel of US indigenous supply found, developed, and brought to the market.

An LNG supply overhang prevailed in Asia Pacific region in the late 1990s and early part of the current decade and pricing formulae negotiated on long term supply contracts during this period have to an extent shielded Asian gas prices from increased oil prices and USA gas prices. This overhang has now largely evaporated and as LNG becomes more and more a global commodity, the increase in USA gas prices is likely to significantly increase the upward pressure on Asia Pacific gas prices, particularly as more LNG import terminals get built in North America.

Asia Pacific currently has limited regional supply choices and there are increasing energy supply security concerns. In this environment, Australian LNG projects offer a unique and highly attractive proposition for customers in Asia. Australian exporters are also being courted by a growing number of US East Coast and Gulf Coast buyers and import terminal developers. Faced with limited Atlantic basin and Middle East supply options themselves, these buyers are now seeking alternative sources that offer long term reliability and security.

I believe Australian exporters are well placed to take advantages of these opportunities in both Asia and the US.

Thank you.

ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 25 OCTOBER 2005
10:30AM (WST)

WOODSIDE

MEDIA
ROGER MARTIN
W: + 61 8 9348 4591
M: + 61 413 018 674
E: roger.martin@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

Mauritania Offshore Drilling Update

Woodside Mauritania Pty. Ltd., a wholly-owned subsidiary of Woodside Petroleum Ltd., reports the following activity offshore Mauritania since the last report issued on 18 October 2005.

PSC Area B: Tevét- 2 and Tevét-2 ST1 Combined Appraisal and Exploration Well

The Tevét-2 sidetrack (ST1) was drilled to a final total depth of 3,914 metres by the *'Stena Tay'* drill rig. The results of the exploration objective of the well will not be known until wireline logs are run and evaluated.

At midnight on 24 October 2005, preparations were underway to run wireline logs. Once logging is completed the well will be plugged and abandoned as planned, and the *'Stena Tay'* will move to the Labeidna-1 well location.

General

All reported drilling depths are referenced to the rig rotary table and all times are Universal Time (UTC) (Mauritanian time).

The locations of planned exploration wells and the Chinguetti Oil Field are shown on the attached map.

Participating Interests in the Chinguetti Joint Venture and relevant PSC areas are:

Company	Chinguetti Joint Venture	PSC-A	PSC-B	PSC-C, Block 6
Woodside group companies (Operator)	47.38448%	53.846%	53.846%	37.578%
Hardman group companies	19.00800%	24.3%	21.6%	22.422%
Groupe Project Chinguetti	12.00000%	--	--	--
BG group companies	10.23440%	13.084%	11.63%	--
Premier group companies	8.12328%	--	9.231%	--
ROC Oil group companies	3.24984%	4.155%	3.693%	5.0%
Fusion group companies	--	4. 615%	--	--
Petronas Carigali Overseas Sdn Bhd	--	--	--	35.0%


18°W
17°W
15°W
Location Map
MAURITANIA PSC BLOCK 7
Pelican-1
Thon-1
MAURITANIA PSC AREA C6
MAURITANIA PSC AREA B
Poune-1
Nouakchott
Tevét-2 ST1
Espadon-1A
Tiof
Merou-1
Courbine-1
Banda
1&2
Chinguetti
Joint Venture
Chinguetti
Field
Tevet
Capitaine-1A
Labeidna
Chinguetti
Exploitation
Perimeter
Sotto-1 ST1
Mauritania
Colin
MAURITANIA PSC AREA A
Dorade-1
MAURITANIA PSC AREA C2
N
W
E
S
0
50
kilometres
Scale
WGS 84, UTM Zone 28 CM 15° W
19°N
18°N
17°N

LOCATION OF WOODSIDE-INTEREST WELLS, DISCOVERIES AND PLANNED EXPLORATION WELLS

WOODSIDE